UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported)

December 14, 2018

TMPOS, INC.
(Exact name of issuer as specified in its charter)

Georgia
(State or other jurisdiction of incorporation or organization)

47-5474718
(I.R.S. Employer Identification Number)

3235 Satellite Blvd., Building 400, Suite 290

Duluth, GA 30096

(Full mailing address of principal executive offices)

770-559-1085

(Issuer’s telephone number, including area code)

Title of Each Class of Securities Issued Pursuant to Regulation A:

Common Stock

ITEM 9. OTHER INFORMATION

Effective as of December 14, 2018, Brent Beeman was elected Chairman of the Board by the Shareholders of TMPOS, Inc. at a Special Shareholders Meeting. Mr. Beeman will serve until such time his successor is duly elected and qualified.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TMPOS, Inc.
a Georgia corporation

Date: December 14, 2018	By:	/s/ James Chang
James Chang
Director

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